

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Octavio Romero Oropeza
Chief Executive Officer
Petróleos Mexicanos
Avenida Marina Nacional No. 329
Colonia Verónica Anzures
Ciudad de México
Alcaldía Miguel Hidalgo, 11300
México

> **Re: Petróleos Mexicanos**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed November 12, 2021**
> **File No. 333-259870**

Dear Mr. Oropeza:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form F-4 filed November 12, 2021

General

1. We note that you have published interim financial information for the quarter ended September 30, 2021 on your website. We also note that you have incorporated by reference the report on Form 6-K filed on November 12, 2021 relating to certain financial information for the nine-month period ended September 30, 2021. However, it does not appear that such information incorporated by reference complies with Item 8.A.5 of Form 20-F. For example, the results published on your website provide financial information specific to the quarter ended September 30, 2021 that is not provided in such current

report on Form 6-K. Please revise your registration statement to provide such interim financial information in your prospectus. Refer also to Item 10 of Form F-4. Similarly, we note that the report on Form 6-K filed on November 12, 2021 does not appear to comply with General Instruction B of Form 6-K, to the extent that the registrant has not furnished the information that it has made or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, relating to material information concerning the registrant's results of operations. Please revise such report on Form 6-K, or advise.

2. In the signature pages, please revise to clarify the parties for whom Emmanuel Quevedo Hernández has signed the registration statement as attorney-in-fact.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jorge U. Juantorena